15048455

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AB 3/11

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
MAR 02 2015
Wash., D.C. 194

| SEC FILE NUMBER |
|---|
| 8-32673 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brooklight Place Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Jorie Boulevard
(No. and Street)

| Oak Brook | Illinois | 60523 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Hoelzel (888) 976 - 0659
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

| 10 S. Riverside Plaza, 9th Floor | Chicago | Illinois | 60606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PB 3/13/15

# OATH OR AFFIRMATION

I, Jeff Hoelzel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brooklight Place Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

OFFICIAL SEAL
ROSINA V. SCRIBNER
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires June 29, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Brooklight Place Securities, Inc.

## Financial Report
## with Supplementary Information
## December 31, 2014

# Brooklight Place Securities, Inc.

## Contents

plante moran

**Plante & Moran, PLLC**
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Brooklight Place Securities, Inc.

We have audited the accompanying financial statements of Brooklight Place Securities, Inc., which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Brooklight Place Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Brooklight Place Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital and Aggregate Indebtedness has been subjected to audit procedures performed in conjunction with the audit of Brooklight Place Securities, Inc.'s financial statements. The supplemental information is the responsibility of Brooklight Place Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

February 23, 2015

# Brooklight Place Securities, Inc.

## Statement of Financial Condition
## December 31, 2014

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 387,329 |
| Commissions receivable | 104,942 |
| Other receivables | 3,668 |
| Prepaid expenses | 37,863 |
| Broker deposits | 25,000 |
| Furniture, computer hardware and software - Net of accumulated depreciation of $6,895 | 13,031 |
| Deferred tax asset | 22,970 |
| Total assets | **$ 594,803** |
| **Liabilities and Stockholder's Equity** | |
| **Liabilities** | |
| Commissions payable | $ 82,153 |
| Other accounts payable and accrued expenses | 158,206 |
| Total liabilities | 240,359 |
| **Stockholder's Equity** | |
| Common stock, $1 par value: | |
| Authorized - 1,000 shares; issued and outstanding - 360 shares (owned by Crabtree Holdings, LLC) | 360 |
| Additional paid-in capital | 289,996 |
| Retained earnings | 64,088 |
| Total stockholder's equity | 354,444 |
| Total liabilities and stockholder's equity | **$ 594,803** |

See Notes to Financial Statements.

## Statement of Operations
## Year Ended December 31, 2014

| | |
|---|---|
| **Revenues** | |
| Commissions: | |
| Security transactions | $ 164,802 |
| Mutual fund | 1,504,157 |
| Variable annuity | 2,187,419 |
| Equity indexed annuity | 12,997 |
| Investment advisory | 11,238 |
| Mutual fund trail commissions | 81,634 |
| Other income | 7,956 |
| Total revenues | 3,970,202 |
| **Expenses** | |
| Commissions | 3,078,381 |
| Employee compensation and related benefits | 325,737 |
| Other general and administrative expenses | 563,661 |
| Total expenses | 3,967,779 |
| **Income Before Income Taxes** | 2,423 |
| **Income Tax Expense** | 617 |
| **Net Income** | **$ 1,806** |

See Notes to Financial Statements.

## Statement of Changes in Stockholder's Equity
## Year Ended December 31, 2014

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| **Balance** - January 1, 2014 | $ 360 | $ 289,996 | $ 62,282 | $ 352,638 |
| Net Income | - | - | 1,806 | 1,806 |
| **Balance** - December 31, 2014 | **$ 360** | **$ 289,996** | **$ 64,088** | **$ 354,444** |

See Notes to Financial Statements.

# Brooklight Place Securities, Inc.

## Statement of Cash Flows
## Year Ended December 31, 2014

| | | |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net Income | $ | 1,806 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation expense | | 3,890 |
| Changes in operating assets and liabilities: | | |
| Decrease in receivables | | 7,622 |
| Decrease in prepaid expenses | | 4,187 |
| Decrease in deferred income taxes | | 617 |
| Decrease in commissions payable | | (146,813) |
| Increase in accounts payable and accrued expenses | | 142,749 |
| Net cash provided by operating activities | | 14,058 |
| **Cash Flows from Investing Activities** | | |
| Capital expenditures | | (1,900) |
| Net cash used by investing activities | | (1,900) |
| **Net Increase in Cash and Cash Equivalents** | | 12,158 |
| **Cash and Cash Equivalents** - Beginning of year | | 375,171 |
| **Cash and Cash Equivalents** - End of year | $ | 387,329 |

See Notes to Financial Statements.

## Note 1 - Industry Operations

Brooklight Place Securities, Inc. (the "Company") was incorporated in 1984 as MTL Equity Products, Inc. All of the issued and outstanding stock in the Company was acquired by Crabtree Holdings, LLC after the close of business on February 28, 2013. The Company was renamed Brooklight Place Securities, Inc. as of March 1, 2013.

The Company acts as an insurance agent, broker, producer, and intermediary in the solicitation of purchases of insurance and the solicitation of purchases and sales of securities. The Company is a wholly owned subsidiary of Crabtree Holdings, LLC, which in turn is owned 50 percent by Charles R. Brettell and 50 percent by Jeffery K. Hoelzel.

The Company is primarily involved in the sale of mutual funds and variable annuities with 81% of total mutual fund sales placed with the American Funds, Putnam Investments, Franklin Templeton, Alliance Bernstein, Invesco and mutual funds held in a brokerage account at RBC Correspondent Services and 69% of total variable annuities placed with Prudential Annuities, Jackson National, Pacific Life, SunAmerica and Nationwide during 2014. Approximately 65% of the Company's 2014 business was transacted in Illinois, Ohio, Minnesota, Massachusetts and Connecticut. Additionally, five registered representatives produced 33% of the total revenue in 2014.

Certain insurance companies require that some fixed annuity products be sold by registered representatives and offered through broker/dealer firms and, as such, the Company also offers fixed annuity products for these insurance companies.

The Company requires that equity indexed annuities (EIAs) be sold by registered representatives. The Company works with several field marketing organizations to determine suitable products to provide access and service in selling EIAs.

The Company clears its securities transactions on a fully disclosed basis through The Royal Bank of Canada (the clearing broker).

## Note 2 - Summary of Significant Accounting Policies

**Use of Estimates** - The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

**Commissions** - Commission revenue is recognized on a trade-date basis as transactions occur. Commission expense is recorded at the same time as related commission revenue.

**Cash and Cash Equivalents** - Cash and cash equivalents consist of short-term highly liquid investments with original maturities of less than three months at the time of the purchase, including the Company's investment in money market funds. The carrying value of cash equivalents approximates fair value.

**Fixed Assets** - Fixed assets are recognized and subsequently measured at cost less accumulated depreciation and any accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset to prepare the asset for its intended use.

Depreciation commences when the assets are available for use and is expensed on a straight-line basis to depreciate the cost of these assets to their estimated residual value over their estimated useful lives. Depreciation methods, useful lives, and residual values are reviewed at each financial year end and are adjusted if appropriate. Estimated useful lives are five years for furniture, computer hardware and software.

## Note 3 - Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. The Company's deferred tax asset primarily stems from its 2013 net operating loss. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

The Company recognized a deferred tax asset of $23,587 as of December 31, 2013. In 2014, $617 of the 2013 deferred tax asset was realized. The remaining net operating loss carryforward for tax purposes will expire in 2033. No valuation allowance was deemed necessary as the Company expects future tax liabilities to exceed the available net operating loss carryforward in the near term.

Management believes the Company has no material unrecognized income tax benefits or significant tax positions. The Company's 2014 and 2013 tax returns are subject to U.S. federal or state examinations by authorities.

## Note 4 - Commitments and Contingencies

At December 31, 2014, there were no commitments or contingencies related to legal actions.

## Note 5 - Related Party Transactions

The Company retains certain consulting and management services from Prosody Consulting, LLC (owned by Charles R. Brettell, 50 percent owner of Crabtree Holdings, LLC) and Jeffery K. Hoelzel (also 50 percent owner of Crabtree Holdings, LLC). Through December 31, 2014, Prosody Consulting, LLC was paid $29,000 and Jeffery K. Hoelzel was paid $60,000. Other accounts payable and accrued expenses on the statement of financial condition include $78,000 payable to Jeffery K. Hoelzel for management services rendered in through 2014 and $2,861 for reimbursement of expenses paid on behalf of the Company by Mr. Hoelzel and $48,615 payable to Prosody Consulting, LLC for consulting services rendered during the calendar year 2014.

## Note 6 - Transactions with Customers

The Company has agreed to indemnify its clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2014, there were no amounts subject to potential indemnification.

## Note 7 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company is required to maintain minimum net capital equal to the greater of 6-2/3 percent of aggregate indebtedness, as defined, or $50,000. At December 31, 2014, the Company had net capital of $276,912, exceeding the requirement by $226,912. At December 31, 2014, the ratio of aggregate indebtedness to net capital was .87 to 1. The net capital rules may effectively restrict the payment of advances, dividends, or other equity withdrawals.

## Note 8 - Subsequent Events

The Company has evaluated subsequent events through February 23, 2015, the date the financial statements were available to be issued.

# Supplementary Information

# Brooklight Place Securities, Inc.

## Computation of Net Capital and Aggregate Indebtedness
## Under SEC Rule 15c3-1
## December 31, 2014

| | | |
|---|---|---|
| **Aggregate Indebtedness** | | |
| Total liabilities | **$** | **240,359** |
| **Net Capital** | | |
| Stockholder's equity | $ | 354,444 |
| Less nonallowable assets: | | |
| Prepaid expenses | | (37,863) |
| Nonallowable receivables | | (3,668) |
| Deferred tax asset | | (22,970) |
| Computer hardware and software | | (13,031) |
| Total nonallowable assets | | (77,532) |
| Net capital before haircuts | | 276,912 |
| Haircuts on common stock | | - |
| Net capital | **$** | **276,912** |
| **Capital Requirements** | | |
| Minimum net capital requirement (greater of 6 2/3 percent of aggregate indebtedness or $50,000) | $ | 50,000 |
| Net capital in excess of requirement | | 226,912 |
| Net capital as above | **$** | **276,912** |
| Ratio of aggregate indebtedness to net capital | | **.87 to 1** |

Note: There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 as of December 31, 2014.

See Independent Auditor's Report Regarding Supplementary Information Required by SEC Rule 17a-5.

## Statement Regarding Rule 15c3-3
## December 31, 2014

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

**BROOKLIGHT PLACE SECURITIES, INC. EXEMPTION REPORT**

**SEC Rule 17a-5(d)(4)**

February 23, 2015

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Brooklight Securities, Inc. is a broker/dealer registered with the SEC and FINRA
- Brooklight Securities, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2014
- Brooklight Securities, Inc. has met the identified exemption provisions of paragraph (k)(2)(ii) of Rule 15c3-3 throughout the year ended December 31, 2014, without exception.

Jeffrey R. Hoefel
Title President

2/25/15
Date